MORGAN STANLEY CAPITAL PRODUCTS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

****

**Filed Pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.**



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212-492-4000
Fax: +1 212-489-1687
www.deloitte.com

INDEPENDENT AUDITOR'S REPORT

To the Directors and Sole Member of Morgan Stanley Capital Products LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Morgan Stanley Capital Products LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement").

In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that are free from material misstatement, whether due to fraud or error.

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statement is issued.

Auditor's Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Deloitte & Touche LLP

February 25, 2022

MORGAN STANLEY CAPITAL PRODUCTS LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2021
(In thousands of dollars)

ASSETS		
Cash	$	3,673
Trading assets, at fair value		11,018
Securities purchased under agreements to resell		650,006
Receivables:		
Customers		1
Brokers, dealers and clearing organizations		2
Other assets		1,768
Total assets	$	666,468
LIABILITIES AND MEMBER'S EQUITY		
Trading liabilities, at fair value	$	35,138
Payables:		
Customers		444
Affiliates		1,794
Other liabilities and accrued expenses		1,040
Borrowings		43,952
Total liabilities		82,368
Commitments and contingent liabilities (See Note 8)		
Member's equity		584,100
Total liabilities and member's equity	$	666,468

See Notes to Statement of Financial Condition.

1. Introduction and Basis of Presentation

The Company

Morgan Stanley Capital Products LLC ("MSCAP", the "Company"), a Delaware Limited Liability Company, is registered with the Securities & Exchange Commission ("SEC") as an over-the-counter ("OTC") derivatives dealer. MSCAP is registered as an OTC derivatives dealer primarily to engage in OTC equity derivatives to facilitate client transactions. MSCAP is provisionally registered as a swap dealer with the Commodity Futures Trading Commission ("CFTC").

MSCAP is a wholly owned subsidiary of Morgan Stanley Domestic Holdings, Inc ("MSDHI"). MSDHI (the "Parent") is an indirect subsidiary of Morgan Stanley (the "Ultimate Parent").

Basis of Financial Information

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") which requires the Company to make estimates and assumptions regarding the valuations of certain financial instruments, the outcome of legal and tax matters, and other matters that affect its statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of its statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates. The Notes are an integral part of the Company's statement of financial condition.

The Company has evaluated subsequent events for adjustment to or disclosure in these financial statements through the date of this report and the Company has not identified any recordable or disclosable events, not otherwise reported in the financial statements or the notes thereto, except for the below.

On February 17, 2022, the Executive Committee of the Board of Directors of the Company approved a capital distribution to Ultimate Parent in the amount of $400,000 to be returned on February 22, 2022.

2. Significant Accounting Policies

Income Taxes

Deferred tax assets and liabilities are recorded based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income tax expense (benefit) in the period that includes the enactment date.

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. When performing the assessment, the Company considers all types of deferred tax assets in combination with each other, regardless of the origin of the underlying temporary difference. If a deferred tax asset is determined to be unrealizable, a valuation allowance is established. If the Company subsequently determines that it would be able to realize deferred tax assets in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded on the basis of a two-step process whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position, and (ii) for those tax positions that meet this threshold, the Company recognizes the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with the related tax authority.

Cash

Cash represents funds deposited with financial institutions.

Fair Value of Financial Instruments

Trading assets and trading liabilities are measured at fair value, either as required by or allowed by accounting guidance. These financial instruments primarily represent the Company's OTC equity options.

The fair value of OTC derivative contracts is presented in the accompanying statement of financial condition on a net-by-counterparty basis, when appropriate. Additionally, the Company nets the fair value of cash collateral paid or received against the fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting agreement.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that requires the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions the Company believes other market participants would use in pricing the asset or liability that are developed based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the observability of inputs as follows, with Level 1 being the highest and Level 3 being the lowest:

Level 1. Valuations based on quoted prices in active markets that the Company has the ability to access for identical assets or liabilities. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2. Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3. Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3 of the fair value hierarchy.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the total fair value amount is disclosed in the level appropriate for the lowest level input that is significant to the total fair value of the asset or liability.

Valuation Techniques

Many cash instruments and OTC derivative contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. The Company carries positions at the point within the bid-ask range that meets its best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Fair value for many cash instruments and OTC derivative contracts is derived using pricing models. Pricing models take into account the contract terms, as well as multiple inputs, including, where applicable, commodity prices, equity prices, interest rate yield curves, credit curves, correlation, creditworthiness of the counterparty, creditworthiness of the Company, option volatility and currency rates.

Where appropriate, valuation adjustments are made to account for various factors such as liquidity risk (bid-ask adjustments), credit quality, model uncertainty and concentration risk and funding. Adjustments for liquidity risk adjust model-derived mid-market amounts of Level 2 and Level 3 financial instruments for the bid-mid or mid-ask spread required to properly reflect the exit price of a risk position. Bid-mid and mid-ask spreads are marked to levels observed in trade activity, broker quotes or other external third-party data. Where these spreads are unobservable for the particular position in question, spreads are derived from observable levels of similar positions.

For OTC derivatives with non-affiliated counterparties, the impact of changes in both the Company's and the counterparty's credit rating is considered when measuring fair value. In determining the expected exposure, the Company simulates the distribution of the future exposure to a counterparty, then applies market-based default probabilities to the future exposure, leveraging external third-party credit default swap ("CDS") spread data. Where CDS spread data are unavailable for a specific counterparty, bond market spreads, CDS spread data based on the counterparty's credit rating or CDS spread data that reference a comparable counterparty may be utilized. The Company also considers collateral held

and legally enforceable master netting agreements that mitigate its exposure to each counterparty.

Adjustments for model uncertainty are taken for positions whose underlying models are reliant on significant inputs that are neither directly nor indirectly observable, hence requiring reliance on established theoretical concepts in their derivation. These adjustments are derived by making assessments of the possible degree of variability using statistical approaches and market-based information where possible.

Offsetting of Derivative Instruments

In connection with its derivative activities, the Company generally enters into master netting agreements and collateral agreements with its counterparties. These agreements provide the Company with the right, in the event of a default by the counterparty, to net a counterparty's rights and obligations under the agreement and to liquidate and set off cash collateral against any net amount owed by the counterparty. Derivatives with enforceable master netting agreements are reported net of cash collateral received and posted.

However, in certain circumstances, the Company may not have such an agreement in place; the relevant insolvency regime may not support the enforceability of the master netting agreement or collateral agreement; or the Company may not have sought legal advice to support the enforceability of the agreement. In cases where the Company has not determined an agreement to be enforceable, the related amounts are not offset (see Note 5).

The Company's policy is generally to receive cash posted as collateral (with rights of rehypothecation), irrespective of the enforceability determination regarding the master netting and collateral agreement. The enforceability of the master netting agreement is taken into account in the Company's risk management practices and application of counterparty credit limits.

For information related to offsetting of derivatives, see Note 5.

Securities purchased under agreements to resell

Securities purchased under agreements to resell ("reverse repurchase agreements") are carried on the statement of financial condition at the amounts of cash paid, plus accrued interest.

The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral agreements with its counterparties. These agreements provide the Company with the right, in the event of a default by the counterparty, to net a counterparty's rights and obligations under the agreement and

to liquidate and set off collateral held by the Company against the net amount owed by the counterparty.

The Company's policy is generally to take possession of securities purchased in connection with reverse repurchase agreements.

For information related to offsetting of certain collateralized transactions, see Note 6.

Receivables and Payables - Customers

Receivables from and Payables to customers include amounts received or posted as cash collateral with respect to OTC equity options. Collateral amounts are offset with related OTC equity options where eligible in accordance with current accounting guidance.

Borrowings

Borrowings consist of unsecured borrowings from the Parent. See Note 7 for additional information.

Accounting Updates Adopted in 2021

Simplifying the Accounting for Income Taxes.

In December 2019, the FASB amended the guidance to simplify the accounting for income taxes as part of its initiative to reduce complexity in accounting standards. The amendments remove certain exceptions to the general income tax accounting principles and provides for both consistency in application of and simplification for other areas within U.S. GAAP by clarifying and amending existing guidance. One clarifying amendment provided an option for entities that are disregarded for tax purposes and have issued financial statements to allocate their respective share of the consolidated current and deferred taxes. The Company is a single-member limited liability company that is treated as a disregarded entity for federal income tax purposes and has elected such option to continue to include its allocated amount of current and deferred taxes in this statement of financial condition. This update was effective as of January 1, 2021 and did not have a material impact on the Company's statement of financial condition.

Accounting Development Updates

The FASB has issued certain accounting updates, which the Company has either determined are not applicable or are not expected to have a significant impact on the Company's statement of financial condition.

3. Related Party Transactions

The Company enters into reverse repurchase agreements with Morgan Stanley & Co. LLC ("MS&Co.") in order to invest its liquidity. These collateralized transactions are described in Note 6.

Trading assets and liabilites with affiliates include OTC equity options. See Note 5 for further information.

The Company obtains funding from the Parent as described in Note 7.

The Company has agreements with affiliates for other activities, including a tax sharing agreement with the Ultimate Parent as described in Note 10 and other activities as described further below. Unsettled amounts for these activities are recorded within Receivables from or Payables to affiliates, are payable on demand, and bear interest at rates established by the treasury function of the Firm ("Ultimate

Parent and its consolidated subsidiaries"). These rates reflect the rate of interest that the Firm incurs in funding its business (the "Firm proxy rate").

The Company applies global transfer pricing policies among affiliates. These policies are consistent with 2017 Organization for Economic Cooperation and Development ("OECD") Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations. The Firm has also engaged in negotiations of Advanced Pricing Agreements with selected tax authorities in respect of its key transfer pricing methodologies.

The Company shares the majority of its non-interest expenses with MS&Co., who is the primary employing entity for the U.S. business activities undertaken by the Company. These non-interest expenses are shared based on the level of business activity transacted on MS&Co. relative to the Company.

	At December 31, 2021
Assets and receivables from affiliated companies:	
Securities purchased under agreement to resell	$ 650,006
Receivables - Brokers, dealer and clearing organization	2
Liabilities and payables to affiliated companies:	
Payables - Customers	439
Payables - Affiliates	1,794
Borrowings	43,952

- 6 -

(In thousands of dollars, except where noted)

4. Fair Value

Assets and Liabilities Measured at Fair Value

	At December 31, 2021				
	Level 1	Level 2	Level 3[2]	Netting	Total
Assets at fair value:					
Trading assets:					
Derivative contracts:					
Equity	$ -	$ 42,656	$ 3,500	$ -	$ 46,156
Netting[1]	-	(10,842)	-	(24,296)	(35,138)
Total derivative contracts	-	31,814	3,500	(24,296)	11,018
Total trading assets	$ -	$ 31,814	$ 3,500	$ (24,296)	$ 11,018

	At December 31, 2021				
	Level 1	Level 2	Level 3[2]	Netting	Total
Liabilities at fair value:					
Trading liabilities:					
Derivative contracts:					
Equity	$ -	$ 42,480	$ 3,500	$ -	$ 45,980
Netting[1]	-	(10,842)	-	-	(10,842)
Total derivative contracts	-	31,638	3,500	-	35,138
Total trading liabilities	$ -	$ 31,638	$ 3,500	$ -	$ 35,138

1. For positions with the same counterparty that cross over the levels of the fair value hierarchy, both counterparty netting and cash collateral netting are included in the column titled "Netting." Positions classified within the same level that are with the same counterparty are netted within the column for that level. For further information on derivative instruments, see Note 5.

Fair Value Measurements

Valuation Techniques for Assets and Liabilities Measured at Fair Value

Asset and Liability/Valuation Technique	Valuation Hierarchy Classification
OTC Derivative Contracts • OTC derivative contracts include forward, swap and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. • Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be modeled using a series of techniques, including closed-form analytic formulas, such as the Black-Scholes option-pricing model, simulation models or a combination thereof. Many pricing models do not entail material subjectivity as the methodologies employed do not necessitate significant judgment since model inputs may be observed from actively quoted markets, as is the case for generic interest rate swaps, many equity, commodity and foreign currency option contracts, and certain CDS. In the case of more established derivative products, the pricing models used by the Company are widely accepted by the financial services industry. • For further information on the valuation techniques for OTC derivative products, see Note 2.	• Generally Level 2 - OTC derivative products valued using observable inputs, or where the unobservable input is not deemed significant • Level 3 - OTC derivative products for which the unobservable input is deemed significant

(In thousands of dollars, except where noted)

Financial Instruments not at fair value

	At December 31, 2021				
		Fair Value			
	Carrying Value	Level 1	Level 2	Level 3	Total
Financial Assets					
Cash	$ 3,673	$ 3,673	$ -	$ -	$ 3,673
Reverse repurchase agreements	650,006	-	650,006		650,006
Receivables[1]:					
Customers	1	-	1	-	1
Brokers, dealers and clearing Organizations	2	-	2	-	2
Financial Liabilities					
Payables[1]:					
Customers	$ 444	$ -	$ 444	$ -	$ 444
Affiliates	1,794	-	1,794	-	1,794
Borrowings	43,952		44,037		44,037

1. Carrying values approximate fair values for these receivables and payables.

The previous table excludes all non-financial assets and liabilities.

5. Derivative Instruments

The Company trades OTC equity options. The Company enters into derivative transactions to facilitate client transactions. The Company does not apply hedge accounting.

The Company manages its trading positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging. Hedging activities consist of the purchase or sale of positions in related financial instruments (*e.g.*, options). The Company manages the market risk associated with its trading activities on a Company-wide basis, on a worldwide trading division level and on an individual product basis.

Derivative Assets and Liabilities

	Derivatives at December 31, 2021			
	Asset		Liabilities	
	Bilateral OTC		Bilateral OTC	
	Fair Value	Notional[2]	Fair Value	Notional[2]
Derivative contracts:				
Equity contracts	$ 46,156	$ 646,037	$ 45,980	$ 646,037
Total gross derivative contracts	**46,156**	**646,037**	**45,980**	**646,037**
Amounts offset				
Counterparty netting	(10,842)		(10,842)	
Cash collateral netting	(24,296)		-	
Total derivative assets/liabilities	**11,018**		**35,138**	
Amounts not offset[1]				
Financial Instruments collateral	-		-	
Other cash collateral	-		-	
Net amounts	**$ 11,018**		**$ 35,138**	
Net amounts for which master netting or collateral agreements are not in place or may not be legally enforceable	**$ 10,843**		**$ 31,598**	

1. Amounts relate to master netting agreements and collateral agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance.

2. The Company believes that the notional amounts of derivative contracts generally overstate its exposure. In most circumstances, notional amounts are only used as a reference point from which to calculate amounts owed between the parties to the contract. Furthermore, notional amounts do not reflect the benefit of legally enforceable netting arrangements or risk mitigating transactions.

(In thousands of dollars, except where noted)

Credit Risk-Related Contingencies

The following table presents the aggregate fair value of OTC derivative contracts that contain credit risk-related contingent features that are in a net liability position for which the Company has posted collateral in the normal course of business.

Net Derivative Liabilities and Collateral Posted

		At December 31, 2021
Net derivative liabilities with credit risk-related contingent features	$	3,539
Collateral posted		-

6. Collateralized Transactions

The Company enters into reverse repurchase agreements with an affiliate, MS&CO, in order to invest its liquidity.

The Company monitors the fair value of the underlying securities as compared with the related receivable, including accrued interest, and requests or posts additional collateral, as required under the applicable agreement to ensure such transactions are adequately collateralized, or that excess collateral is returned.

Offsetting of Certain Collateralized Transactions

	At December 31, 2021				
	Gross Amounts	Amounts Offset	Net Amounts Presented	Amounts Not Offset[1]	Net Amounts
Assets					
Reverse repurchase agreements	$ 650,006	$ -	$ 650,006	$ 649,148	$ 858

1. Amounts relate to master netting agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance.

Collateral Received

The Company receives collateral in the form of securities in connection with reverse repurchase agreements. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to collateralize repurchase agreements or securities loaned with its affiliates. At December 31, 2021, the fair value of financial instruments received as collateral where the Company is permitted to sell or repledge the securities was $649,148. The Company did not sell or repledge any of these securities.

7. Borrowings

Maturities and Terms of Borrowings

		Variable Rate at December 31, 2021
Original maturities of one year or less:		
Next 12 months	$	43,835
Original maturities greater than one year:		
Due in 2023	$	117
Total	$	117
Total Borrowings	$	43,952
Weighted average coupon at period-end[1]		1.68%
Weighted average stated maturity, in years[1]		1.08

1. Includes only borrowings with original maturities greater than one year. Weighted average coupon was calculated utilizing U.S. dollar interest rates.

Borrowings with original maturities of one year or less and greater than one year consist of unsecured borrowings from the Parent.

The interest rates for the unsecured borrowings from the Parent are established by the treasury function of the Firm, are periodically reassessed, and are intended to approximate the rate of interest that the Firm incurs in funding its business.

8. Commitments, Guarantees and Contingencies

Guarantees

Obligations under Guarantee Arrangements at December 31, 2021

	Maximum Potential Payout/Notional				
	Years to Maturity				
Type of Guarantee	< 1	1 - 3	3 - 5	Over 5	Total
Non-credit derivative contracts[1]	20,409	-	-	-	20,409

	Carrying Amount Asset / (Liability)
Non-credit derivative contracts[1]	(40)

1. Carrying amount of derivative contracts are shown on a gross basis prior to cash collateral or counterparty netting. For further information on derivative contracts, see Note 5.

Legal

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a financial services institution. Certain of the actual or

threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the entities that would otherwise be the primary defendants in such cases are bankrupt or are in financial distress.

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, and involving, among other matters, sales and trading activities, financial products or offerings sold by the Company, and accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the consolidated statement of financial condition and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income.

The Company's legal expenses can, and may in the future, fluctuate from period to period, given the current environment regarding government investigations and private litigation affecting financial services firms, including the Company.

In many proceedings and investigations, however, it is inherently difficult to determine whether any loss is probable or even possible, or to estimate the amount of any loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to a previously recognized loss contingency, it is not always possible to reasonably estimate the size of the possible loss or range of loss, particularly for proceedings and investigations where the factual record is being developed or contested or where plaintiffs or government entities seek substantial or indeterminate damages, restitution, disgorgement or penalties. Numerous issues may need to be resolved before a loss or additional loss, or range of loss or additional range of loss, can be reasonably estimated for a proceeding or investigation, including through potentially lengthy discovery and determination of important factual matters, determination of issues related to class certification and the calculation of damages or other relief, and consideration of novel or unsettled legal questions relevant to the proceedings or investigations in question.

For certain other legal proceedings and investigations, the Company can estimate reasonably possible losses, additional losses, ranges of loss or ranges of additional loss in excess of amounts accrued but does not believe, based on current knowledge and after consultation with counsel, that such losses could have a material adverse effect on the financial condition of the Company as a whole. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of such proceedings and investigations will not have a material adverse effect on the financial condition of the Company, although the outcome of such proceedings or investigations could be material to the Company's operating results and cash flows for a particular period depending on, among other things, the level of the Company's revenues or income for such period.

9. Risk Management

Concentration Risk

The Company is subject to concentration risk by holding large positions in commitments to purchase securities of a single issuer. All of the collateral held by the Company for reverse repurchase agreements, which represented approximately 98% of the Company's total assets at December 31, 2021, consist of securities issued by the U.S. government.

10. Income Taxes

The Company is a single-member limited liability company that is treated as a disregarded entity for federal income tax purposes but has elected to continue to include its allocated amount of current and deferred taxes in this statement of financial condition. As such the Company has a Tax Sharing Agreement with the Ultimate Parent in order to record its related current and deferred federal, state and local taxes. The Company is included in the consolidated federal income tax return filed by the Ultimate Parent. Federal income taxes have generally been provided on a modified separate entity basis. The Company is included in the combined state and local income tax returns with the Ultimate Parent and certain other subsidiaries of the Ultimate Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Sharing Agreement, current taxes (federal, combined and unitary states) are settled periodically with the Ultimate Parent, who pays these taxes on behalf of the Company.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the applicable enacted tax rates and laws that will be in effect when such differences are expected to reverse. At December 31, 2021, there were no deferred taxes recorded for the Company.

(In thousands of dollars, except where noted)

The Company is subject to the income and indirect tax laws of the U.S., its states and municipalities in which the Company has significant business operations. These tax laws are complex and subject to interpretations by the taxpayer and the relevant governmental taxing authorities. The Company must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income taxes and the expense for indirect taxes and must also make estimates about when certain items affect taxable income in the various tax jurisdictions. Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit. The Company periodically evaluates the likelihood of assessments in each taxing jurisdiction resulting from current and subsequent years' examinations, and unrecognized tax benefits related to potential losses that may arise from tax audits are established in accordance with the relevant accounting guidance. Once established, unrecognized tax benefits are adjusted when there is more information available or when an event occurs requiring a change.

It is reasonably possible that significant changes in the balance of unrecognized tax benefits may occur within the next 12 months. At this time, however, it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and the impact on the Company's effective tax rate over the next 12 months.

As of December 31, 2021 the Company has not accrued any liabilities for unrecognized tax benefits in its financial statement.

Earliest Tax Year Subject to Examination in Major Tax Jurisdictions

Jurisdiction	Tax Year
United States	2017
New York State and City	2010

The Company, through its inclusion in the return of the Ultimate Parent, is under continuous examination by the Internal Revenue Service (the "IRS") and other tax authorities in states and localities in which the Company has significant business operations, such as New York.

The Company believes that the resolution of these tax examinations will not have a material effect on the statement of financial condition, although a resolution could have a material impact in the statement of operations and on the effective tax rate for any period in which such resolutions occur.

11. Regulatory Requirements

Regulatory Capital

MSCAP is a registered U.S. OTC derivatives dealer and, accordingly, is subject to capital requirements of the SEC. Under the market and credit risks standards of Appendix F of SEA Rule 15c3-1, MSCAP is required to maintain Tentative Net Capital in excess of $100,000 and minimum Net Capital in excess of $20,000. At December 31, 2021, MSCAP's Tentative Net Capital was $581,472 and Net Capital was $542,977.
MSCAP is also provisionally registered with the CFTC as a swap dealer. As such MSCAP is subject to the minimum capital requirements under CFTC Rule 23.101 which defers to SEA Rule 18a-1 which adds another minimum capital component and a maximum potential exposure credit capital charge to the SEA Rule 15c3-1 calculation. At December 31, 2021, the Company is in compliance with Rule 18a-1 per CFTC requirements.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

****